UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SUNNYSIDE BANCORP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

867475105

(CUSIP Number)

Thompson LLP
75 Broad Street, Suite 2120
New York, NY 10004

Attn: Benjamin S. Thompson, Esq.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867475105	13D	Page 1 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark M. Silber
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 77,924
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 77,924
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,924
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 867475105	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rhodium BA Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 77,924
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 77,924
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,924
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 867475105	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OppCapital Associates LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 77,924
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 77,924
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,924
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON (see instructions) 00

CUSIP No. 867475105	13D	Page 4 of 6 Pages

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed on April 20, 2021, as amended by Amendment No. 1 filed on June 16, 2021 (as amended, the “Schedule 13D”) by Mark M. Silber (“Mr. Silber”), Rhodium BA Holdings LLC, a Delaware limited liability company (“Rhodium”), and OppCapital Associates LLC, a Wyoming limited liability company (“OppCapital” and, together with Mr. Silber and Rhodium, the “Reporting Persons”).

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On August 26, 2021, Rhodium, Rhodium BA Merger Sub, Inc., a Maryland corporation, Mr. Silber, the Issuer, and Sunnyside Federal, amended (the “Amendment”) the Merger Agreement.

The material terms of the Amendment are as follows:

●The cash consideration to be paid to the shareholders of the Issuer is increased from $18.75 to $20.25 per share.

●The Merger Agreement provided that, upon termination of the Merger Agreement under certain circumstances, Mr. Silber would be obligated to pay Issuer a termination fee of $850,000 from fees previously deposited in escrow. Under the Amendment, the amount of the termination fee to be paid by Rhodium to the Issuer was increased to $1.5 million.

●The escrow agreement was amended such that the disbursement of funds can be effected by the Issuer without the concurrence of Mr. Silber if it determines in good faith that conditions have been satisfied requiring that the escrow funds either be provided to the Issuer (generally if Rhodium cannot obtain regulatory approval or close by May 31, 2022, which is not primarily due to a breach of representation, warranty or covenant by the Issuer) or to Mr. Silber (if the Merger Agreement is terminated other than as indicated above).

●The Merger Agreement allowed the Issuer to entertain certain third-party acquisition proposals and to accept a superior proposal. The Amendment modifies certain of these provisions and removes the associated termination right. Rhodium required such provisions as consideration for the enhancements to its proposal outlined herein including the $1.50 increase in the price per share.

●The Merger Agreement allowed Rhodium to terminate the transaction if the Issuer made a Company Subsequent Determination (as defined in the Merger Agreement). The Amendment modifies that termination right.

●The Amendment requires Rhodium to indemnify the Issuer and its directors and officers with respect to any out-of-pocket litigation costs and expenses up to $1.0 million with respect to litigation with certain persons, including stockholders, related to the Merger, subject to certain conditions. However, Rhodium is entitled to reimbursement of any costs and expenses it pays (1) to the extent they are subsequently reimbursed by the Issuer’s D&O insurance carrier or (2) if the Merger Agreement is terminated by Rhodium because of a material breach of a representation, warranty or covenant by the Issuer or by any party for any reason pursuant to which the Issuer is obligated to pay Rhodium a termination fee.

●The definition of Material Adverse Effect is expanded to limit Rhodium’s ability to terminate the Merger due to litigation.

The foregoing summary of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Current Report on Form 8-K filed with the SEC by the Issuer on August 26, 2021 and the Amendment, which is incorporated by reference as Exhibit 99.1 to this Amendment No. 2, both of which are incorporated herein by reference in their entirety.

The Reporting Persons intend to continue to engage in discussions with members of the Board, the Issuer’s management, the Issuer’s other shareholders, potential investors in the Issuer and/or other parties regarding, or take actions concerning, the acquisition of the Issuer and other matters, including the Issuer’s business, operations, governance, management, strategy, capitalization and Board composition. These discussions and/or actions will relate to, and may result in, any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, including strategic transactions potentially impacting ownership and control of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 2 is incorporated by reference in its entirety into this Item 6. Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

99.1Amendment, dated as of August 26, 2021, to the Agreement and Plan of Merger, dated as of June 16, 2021, by and among Rhodium BA Holdings LLC, Rhodium BA Merger Sub, Inc., Mark Silber, Sunnyside Bancorp, Inc. and Sunnyside Federal Savings and Loan Association of Irvington (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on August 26, 2021).

CUSIP No. 867475105	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPPCAPITAL ASSOCIATES LLC

/s/ Benjamin S. Thompson Benjamin S. Thompson, Attorney-in-Fact for Mark M. Silber*

Managing Member of its Sole Member (Mark M. Silber) Title

August 31, 2021 Date
RHODIUM BA HOLDINGS LLC
/s/ Benjamin S. Thompson
Benjamin S. Thompson, Attorney-in-Fact for Mark M. Silber* Managing Member
Title
August 31, 2021
Date MARK M. SILBER /s/ Benjamin S. Thompson
Benjamin S. Thompson, Attorney-in-Fact for Mark M. Silber* August 31, 2021

* Signed pursuant to the Power of Attorney attached as Exhibit 99.4 to the Schedule 13D filed by the Reporting Persons on April 20, 2021.